Connect Invest II LLC
6700 Via Austi Parkway, Suite E

Las Vegas, Nevada 89119

VIA EDGAR

September 26, 2025

Ms. Isabel Rivera

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Connect Invest II LLC (the “Company”)
Offering Statement on Form 1-A/A (the “Offering Statement”) File No. 024-12668

Dear Ms. Rivera,

We filed the above-referenced Offering Statement on September 22, 2025. Pursuant to Rule 252(e) under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified as of 4:00 p.m. Eastern Time on September 26, 2025 or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Jason Goolsby, the Company’s counsel at Winston & Strawn LLP, at +1 (214) 296-9817. The Company authorizes Jason Goolsby of Winston & Strawn LLP to orally modify or withdraw this request for qualification.

CONNECT INVEST II LLC

By:	/s/ Todd B. Parriott
Name:	Todd B. Parriott
Title:	Chief Executive Office

cc: Jason Goolsby, Esq.